2 September 2014

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through UBS Limited) 116,000 Reed Elsevier PLC ordinary shares at a price of 992.4317p per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 127,767,435 ordinary shares in treasury, and has 1,142,021,778 ordinary shares in issue (excluding treasury shares). Since 2 January 2014 Reed Elsevier PLC has purchased 28,320,601 shares.

Reed Elsevier NV announces that today, it purchased (through UBS Limited) 67,000 Reed Elsevier NV ordinary shares at a price of €17.5476 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 74,789,494 ordinary shares in treasury, and has 661,735,642 ordinary shares in issue (excluding treasury shares). Since 2 January 2014 Reed Elsevier NV has purchased 16,394,301 shares.